UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)*

                               Tremont Corporation

                    ----------------------------------------

                                (Name of Issuer)

                                  Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)
                                    894745207
                    ----------------------------------------
                                 (CUSIP Number)

        Jonathan M. Glaser, 1999 Avenue of the Stars, #2530, LA, CA 90026
     ----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                     7/2/97
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 894745207

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JMG Capital Partners, L.P. ("JMG")

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [X]
         (b)      [ ]


3.       SEC USE ONLY

4.       SOURCE OF FUNDS*:  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  California

                         7.        SOLE VOTING POWER

NUMBER OF                8.        SHARED VOTING POWER                   263,600

SHARES BENEFICIALLY      9.        SOLE DISPOSITIVE POWER
OWNED BY EACH
REPORTING PERSON WITH    10.       SHARED DISPOSITIVE                    263,600
                                   POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         263,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.9%

14.      TYPE OF REPORTING PERSON*

         PN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 894745207

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JMG Convertible Investments, L.P. ("JMG Conv.")

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [X]
         (b)      [ ]


3.       SEC USE ONLY

4.       SOURCE OF FUNDS*:  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  California

NUMBER OF                7.       SHARED VOTING POWER                    263,600
SHARES BENEFICIALLY
OWNED BY EACH            8.       SOLE DISPOSITIVE POWER
REPORTING PERSON WITH

                         9.       SHARED DISPOSITIVE                     263,600
                                  POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         263,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.9%

14.      TYPE OF REPORTING PERSON*

         PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 894745207

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JMG Convertible Management, L.P. ("Management")

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [ ]
         (b)      [ ]


3.       SEC USE ONLY

4.       SOURCE OF FUNDS*:  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  California

NUMBER OF                7.       SHARED VOTING POWER
SHARES BENEFICIALLY
OWNED BY EACH            8.        SHARED DISPOSITIVE POWER              263,600
REPORTING PERSON WITH
                         9.       SOLE DISPOSITIVE POWER

                         9.       SHARED DISPOSITIVE                     263,600
                                  POWER:
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         263,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.9%

14.      TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 894745207

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jonathan M. Glaser ("Glaser")

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [X]
         (b)      [ ]


3.       SEC USE ONLY

4.       SOURCE OF FUNDS*:  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF                7.       SOLE VOTING POWER
SHARES BENEFICIALLY
OWNED BY EACH            8.       SHARED VOTING POWER                    263,600
REPORTING PERSON WITH
                         9.       SOLE DISPOSITIVE POWER:

                        10.       SHARED DISPOSITIVE                     263,600
                                  POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         263,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.9%

14.      TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 894745207

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TRITON CAPITAL INVESTMENTS, LTD. ("TRITON")

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [X]
         (b)      [ ]


3.       SEC USE ONLY

4.       SOURCE OF FUNDS*:  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  British Virgin Islands

NUMBER OF                7.       SOLE VOTING POWER
SHARES BENEFICIALLY
OWNED BY EACH            8.       SHARED VOTING POWER                    263,600
REPORTING PERSON WITH
                         9.       SOLE DISPOSITIVE POWER:

                        10.       SHARED DISPOSITIVE                     263,600
                                  POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         263,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.9%

14.      TYPE OF REPORTING PERSON*

         CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 894745207

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TRITON CAPITOL INVESTMENTS, LTD. ("TRITON HOLDING")

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [X]
         (b)      [ ]


3.       SEC USE ONLY

4.       SOURCE OF FUNDS*:  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  British Virgin Islands


NUMBER OF                7.       SOLE VOTING POWER
SHARES BENEFICIALLY
OWNED BY EACH            8.        SHARED VOTING POWER                   263,600
REPORTING PERSON WITH
                         9.        SOLE DISPOSITIVE POWER:

                        10.        SHARED DISPOSITIVE                    263,600
                                   POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         263,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.9%

14.      TYPE OF REPORTING PERSON*

         CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 894745207

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Pacific Capital Management, Inc. ("PCM")

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [X]
         (b)      [ ]


3.       SEC USE ONLY

4.       SOURCE OF FUNDS*:  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF                7.       SOLE VOTING POWER
SHARES BENEFICIALLY
OWNED BY EACH            8.        SHARED VOTING POWER                   263,600
REPORTING PERSON WITH
                         9.        SOLE DISPOSITIVE POWER:

                        10.        SHARED DISPOSITIVE                    263,600
                                   POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         263,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.9%

14.      TYPE OF REPORTING PERSON*

         CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER

The equity securities to which this statement relates are Common Stock, par value $1.00 per share (the "Common Stock"), of Tremont Corporation ("TRE"), a Delaware corporation with its principal executive officers at 1999 Broadway, Suite 4300, Denver CO 80202. At [April 30, 1998, TRE had outstanding 6,900,000 shares of Common Stock, according to information provided to the Reporting Persons (as defined below) by TRE on April 30, 1998.

ITEM 2.IDENTITY AND BACKGROUND

         (a) The present principal occupation or employment of each of the Reporting Persons is as follows:


         JMG             Private investment partnership
         JMG Conv.       Private investment partnership
         TRITON          Private investment partnership
         Glaser          Chief Executive Officer, Chief Financial Officer, and
                         Secretary of Management and Vice-President of PCM.
         Management      General partner of JMG and JMG Conv.
         PCM             Investment manager of TRITON
         Triton Holding  Holding corporation for TRITON

         (b) This statement is filed by (I) JMG Capital Partners, L.P., a California limited partnership ("JMG"), (II) JMG Convertible Investments, L.P., a California limited partnership ("JMF Conv."), (III) JMG Capital Management, Inc., a California Corporation ("Management"), (IV) Jonathan M. Glaser, an individual ("Glaser"), (V) Triton Capital Investments, Ltd., a British Virgin Islands corporation ("TRITON") (VI) Triton Capital Holding Ltd., a British Virgin Islands corporation ("Triton Holding") and (VII) Pacific Capital Management, Inc., a Delaware corporation ("PCM") (collectively, the "Reporting Persons"). JMG and JMF Conv. are private investment partnerships engaging in the purchase and sale of securities for investment and for their own account. Management is the sole general partner of JMG and JMF Conv. Glaser is the sole stockholder, officer and director of Management. PCM is the investment advisor to TRITON pursuant to an investment management agreement. Glaser owns 50% of the stock of PCM and is an officer and director of PCM. Glaser is in a position to determine the investment and voting decisions made by Management and PCM and, consequently by JMG, JMF Conv. and TRITON. Triton Holding is a holding corporation owning 100% of the capital stock of Triton. Therefore, Glaser is the beneficial owner of the shares acquired by JMG, JMF Conv. and TRITON and the Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act") with respect to the shares acquired by JMG, JMF Conv. and TRITON.

         (c) The business address of each of JMG, JMF Conv., Management, PCM and Glaser is:

                           1999 Avenue of the Stars, Suite 2530
                           Los Angeles, CA 90067

         (d) The business address of each of TRITON and Triton Holding is:

                           Kaya Flamboyan 9
                           Curacao, Netherland Antilles

         (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (f) During the last five years, none of the Reporting Persons has been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (g) Glaser is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FINDS OR OTHER CONSIDERATION

         The aggregate purchase price (including commissions, if any) for the shares of Common Stock reported on this Schedule 13D as held by the Reporting Persons was Fourteen Million Six Hundred Twenty-Eight Thousand Five Hundred Forty-One Dollars ($14,628,541.00). The shares reported herein as beneficially owned by the Reporting Persons were purchased with working investment capital.

ITEM 4.           PURPOSE OF TRANSACTION

         The shares of Common Stock reported herein were acquired, and thereafter sold for investment purposes. Depending upon the Reporting Persons' continuing evaluation of Tremont's business and other relevant information, the Reporting Persons may, from time to time, purchase additional shares of Common Stock on the open market or in privately negotiated transactions or otherwise. Additional shares of the Common Stock may be sold, in whole or in part, at any time, in open market transactions, privately negotiated transactions or otherwise. The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, JMF Conv. is the direct, beneficial owner of 12,000 shares of Common Stock of Tremont, which constitutes 0.2% of the outstanding shares of Common Stock based upon the number of shares of Common Stock reported in by Tremont on April 30, 1998. JMG is the direct, beneficial owner of 46,200 Shares of Common Stock, which constitutes 0.6% of the outstanding shares of Common Stock (based upon the number of shares that were reported to be outstanding by Tremont on April 30, 1998. TRITON is the direct, beneficial owner of 205,400 Shares of Common Stock, which constitutes 3.0% of the outstanding shares of Common Stock (based upon the number of shares that were reported to be outstanding by TRE on April 30, 1998. Management does not directly own any Common Stock but, by virtue of its position as the general partner of JMG and JMF Conv., may be deemed to own beneficially the Shares of Common Stock held by JMG and JMF Conv.

Glaser does not directly own any shares of Common Stock, but, by virtue of his control over the investment and voting decisions of (i) Management and PCM (and, therefore, JMG, JMG Conv. and TRITON), Glaser may be deemed to own beneficially the Shares of Common Stock held by JMG, JMF Conv. and TRITON. Therefore, Glaser is the indirect beneficial owner of Shares of Common Stock which constitutes 3.9% of the outstanding shares of Common Stock.

         (b) Management and Glaser may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by JMG, JMF Conv. and Triton. Triton Holding and PCM may be deemed to share the power to vote or to direct the vote or to dispose or direct the disposition of the shares of Common Stock held by TRITON.

         (c) The following table sets forth the transactions effected by JMG, JMF Conv. and TRITON during the past sixty days. Each of the transactions set forth below reflects a purchase or sale affected by means of an over-the-counter trade. The Price Per Share includes commissions, if any.


                                            NUMBER OF
                                            SHARES
TRADE         BUY/                          PURCHASED OR      ENTITY ENGAGING IN
DATE          SELL      PRICE PER SHARE     SOLD              TRANSACTION

05/06/98        B             59.26            2500           TRITON

05/07/98        B             59.07            1000           TRITON

05/18/98        B             58.31             500           TRITON

05/20/98        B             57.20             500           TRITON

05/26/98        B             56.26            1500           TRITON

05/29/98        B             56.13            1000           TRITON

06/08/98        B             54.26            2000           TRITON

06/17/98        B             53.39            2000           TRITON

06/17/98        B             52.57            5000           TRITON

06/19/98        B             52.88             900           TRITON

06/22/98        S             53.32           12000           TRITON

06/23/98        B             54.39            4900           TRITON

06/23/98        S             54.42            1700           TRITON

06/24/98        B             55.13             200           TRITON

06/25/98        B             55.75            1200           TRITON

06/25/98        S             55.87             900           TRITON

06/08/98        B             55.44             500           TRITON

06/17/98        B             52.69             500           TRITON

06/19/98        S               53.32            5000         TRITON

05/06/98        B               59.27             200         TRITON

05/26/98        B               55.90             300         TRITON

05/26/98        B               56.65             500         TRITON

05/26/98        B               56.52            1000         TRITON

05/27/98        B               56.15            1000         TRITON

06/19/98        S               53.32           53000         TRITON

06/22/98        S               53.93            5000         TRITON

06/22/98        S               53.92           25000         TRITON

06/23/98        S               54.42            5000         TRITON

06/23/98        B               54.75             500         TRITON

06/24/98        S               55.32           20000         TRITON

06/24/98        B               55.16            2000         TRITON

06/24/98        S               55.86            5000         TRITON

06/25/98        S               55.87            6000         TRITON

06/25/98        S               55.80           10000         TRITON

06/25/98        S               55.86           10000         TRITON

06/25/98        B               55.82            1000         TRITON

06/26/98        S               54.95           20000         TRITON

06/30/98        B               56.69            1000         TRITON

07/02/98        B               55.31             500         TRITON

07/02/98        B               55.38             500         TRITON

07/02/98        B               55.44             500         TRITON

07/02/98        B               55.50             500         TRITON

07/06/98        B               55.63             500         TRITON

06/19/98        S               53.375          20000         JBO Conv

05/06/98        B               59.13             500         TRITON

06/17/98        B               52.625            500         JBO Conv

06/19/98        B               52.75             200         JBO Conv

06/22/98        S               53.9375          5000         JBO Conv

 06/23/98       S               54.875            500         JBO Conv

 06/24/98       S               55.375           5000         JBO Conv

 06/25/98       S               55.875           4000         JBO Conv

 06/25/98       S               55.875           1000         JBO Conv

 06/26/98       S               55               5000         JBO Conv

 06/26/98       S               55.5             1000         JBO Conv

 06/29/98       S               55.5625          1000         JBO Conv

 06/30/98       S               56.4562          1000         JBO Conv

 07/02/98       B               55.375            200         JBO Conv


         (d) To the best of Reporting Person's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Tremont, which the Reporting Persons may be deemed to own beneficially.

         (e)      Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE COMPANY.

         None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         (a)      Joint Acquisition Statement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                                 JMG Capital Partners, L.P.

                                      By:      JMG Capital Management, Inc.
                                               ---------------------------------
                                                General Partner

                                      By:      /s/ Jonathan M. Glaser
                                               ---------------------------------
                                               Jonathan M. Glaser

                                      JMG Convertible Investments, L.P.

                                      By:      JMG Capital Management, Inc.
                                               General Partner


                                      By:      /s/ Jonathan M. Glaser
                                               ---------------------------------
                                               Jonathan M. Glaser

                                      JMG Capital Management, Inc.


                                      By:      /s/Jonathan M. Glaser
                                               ---------------------------------
                                               Jonathan M. Glaser
                                               President

                                               /s/Jonathan M. Glaser
                                               ---------------------------------
                                               Jonathan M. Glaser

                                      Triton Capital Investments, Ltd.


                                      By:      /s/ Anthony Stocks
                                               ---------------------------------
                                               Anthony Stocks
                                               Director


                                      By:      /s/ Kieran Conroy
                                               ---------------------------------
                                               Kieran Conroy
                                               Director


                                      [SIGNATURES CONTINUED]

                                      Triton Capital Holding, Ltd.


                                      By:      /s/ Anthony Stocks
                                               ---------------------------------
                                               Anthony Stocks
                                               Director

                                      By:      /s/ Kieran Conroy
                                               ---------------------------------
                                               Kieran Conroy
                                               Director


                                      Pacific Capital Management, Inc.



                                      By:      /s/Jonathan M. Glaser
                                               ---------------------------------
                                               Jonathan M. Glaser

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                         PURSUANT TO RULE 13D-1 (f) (1)

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: November 12, 1997

                                       JMG Capital Partners, L.P.

                                      By:      JMG Capital Management, Inc.
                                               General Partner

                                      By:      /s/ Jonathan M. Glaser
                                               ---------------------------------
                                               Jonathan M. Glaser


                                      JMG Convertible Investments, L.Po

                                      By:      JMG Capital Management, Inc.
                                               General Partner


                                      By:      /s/ Jonathan M. Glaser
                                               ---------------------------------
                                               Jonathan M. Glaser

                                      JMG Capital Management, Inc.


                                      By:      /s/Jonathan M. Glaser
                                               ---------------------------------
                                               Jonathan M. Glaser
                                               President

                                      /s/Jonathan M. Glaser
                                      ------------------------------------------
                                      Jonathan M. Glaser

                                      Triton Capital Investments, Ltd.


                                      By:
                                               ---------------------------------
                                               Anthony Stocks
                                               Director

                                      By:      /s/ Kieran Conroy
                                               ---------------------------------
                                               Kieran Conroy
                                               Director

                                      Triton Capital Holding, Ltd.


                                      By:
                                               ---------------------------------
                                               Anthony Stocks
                                               Director

                                      By:      /s/ Kieran Conroy
                                               ---------------------------------
                                               Kieran Conroy
                                               Director


                                      Pacific Capital Management, Inc.


                                      /s/Jonathan M. Glaser
                                      ------------------------------------------
                                      Jonathan M. Glaser